UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.  4   )*

 (Name of Issuer)

Acme United Corporation (ACU)

(Title of Class of Securities)

Common Stock

(CUSIP Number)

004816

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Walter C. Johnsen

55 Walls Drive, Fairfield, CT 06824

(Date of Event which Requires Filing of this Statement)

October 28, 2016

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004816

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Walter C. Johnsen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[_]

	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 525,702

	8.	Shared Voting Power

	9.	Sole Dispositive Power 525,702

	10.	Shared Dispositive Power

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11.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,702 (See Item 5 below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 14.8% (See Item 5 below)

14.	Type of Reporting Person (See Instructions) IN

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The Reporting Person initially filed a statement on Schedule 13D (the “Schedule 13D”) to report his beneficial ownership of shares of Common Stock of Acme United Corporation and subsequently amended such statement on a number of occasions. The Reporting Person is filing this Amendment No. 4 (this “Amendment”) to the Schedule 13D to report a decrease in the number of shares of such stock which he is deemed to beneficially own.

Item 1.	Security and Issuer

This Amendment relates to shares of the common stock, $2.50 par value (“Common Stock”), of Acme United Corporation (the “Issuer”). The executive offices of the Issuer are located at 55 Walls Drive, Fairfield, Connecticut 06824.

Item 2.	Identity and Background

(a) Walter C. Johnsen

(b) 55 Walls Drive, Fairfield, CT 06824

(c) Chairman and Chief Executive Officer, Acme United Corporation, 55 Walls Drive, Fairfield, CT 06824

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of a total of 525,702 shares of Common Stock, including 218,900 shares issuable upon exercise of employee stock options (“Options”), representing, in the aggregate, approximately 14.8% of the shares of the Common Stock outstanding (based on 3,324,955 shares of Common Stock outstanding on November 30, 2016).  The Options were variously issued under the Company’s 2012 Employee Stock Option Plan and the Company’s 2002 Employee Stock Option Plan (together, the “Plans”).

(b) The Reporting Person has sole voting and dispositive power over the 306,802 shares which he holds directly, and, to the extent that the Reporting Person exercises all or any portion of the Options referred to in paragraph (a) of this Item 5 from time to time, the Reporting Person will have sole voting and dispositive power over any shares of Common Stock issued upon exercise of such Options.

(c) Set forth below is certain information regarding transactions in the Common Stock that were effected by the Reporting Person during the past 60 days.

	Option Exercises		(1)
Transaction		Price per
Date	Shares	Share
October 28, 2016	40,000	$ 9.77

(1) The option exercise was a private transactions effected between the Company and the Reporting Person under the 2002 Employee Stock Option Plan. The exercise of the option was settled in cash pursuant to the “net exercise” provisions of the Plan; in determining the amount of the net settlement to be paid to the Reporting Person, the shares were valued at the fair market value of the Common Stock (as defined in the Plan) on October 28, 2016, i.e., $21.10 per share.

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Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Name

1.1	Acme United Corporation Form of Non-Qualified Stock Option Agreement (1)

(1) Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed on May 13, 2016

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2016
Date
/s/Walter C. Johnsen
Signature
Walter C. Johnsen/Chairman & Chief Executive Officer
Name/Title

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